SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JUNE 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X    Form 40-F
                                  -----            -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes        No   X
                                  -----     -----

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             (PUBLICLY HELD COMPANY)
                               NIRE 53.30000.580-0
                          CNPJ/MF NO 02.558.132/0001-69

                MINUTES OF THE 99TH (NINETY-NINTH) EXTRAORDINARY
                                  BOARD MEETING

            Held on June 25, 2001

11. TIME, DATE AND LOCATION OF THE MEETING: The meeting was held at 09:00 OF June 25, 2001, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N(0) 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, na Cidade de Brasilia, Distrito Federal. 2. - CALL: As provided by
Article 20 of the Company's bylaws, no call was required given that all members of the Company's Administrative Council were present. 3. - TABLE: The works were presided by the Chairman of the Board, Mr. ALEXANDRE BELDI NETTO, who invited Mr. MARCO ANTONIO BELDI to assist him. 4. DELIBERATION: Given the provisions under Article 8, item "e" of CVM Instruction number 10, the Board has decided to complement the information relative to the Companies which shall intermediate the acquisition of the Company's shares ("the Intermediaries") mentioned in the Minutes of the 98th Company Board Meeting held on June 22, 2001, adding the addresses of the Intermediaries, namely: SUDAMERIS CORRETORA DE CAMBIO E VALORES MOBILIARIOS S.A.: AV. ENGENHEIRO LUIZ CARLOS BERRINI 1297 - 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; BBA ICATU CORRETORA DE TITULOS E VALORES MOBILIARIOS
S.A.: AV. PAULISTA, 37 - 20 ANDAR - CEP 01311-902 - SAO PAULO-SP and NOVACAO S.A. CORRETORA DE CAMBIO E VALORES MOBILIARIOS: AV. PAULISTA 1294, 4 ANDAR, CEP 01310-915 - SAO PAULO-SP. The Board has decided to ratify all the deliberations voted in the 98th Board Meeting, held on June 22, 2001. 5. - Having no further issues to address, the meeting was closed and the present minutes were drawn, read, approved and signed by all members. Brasilia, June 22, 2001. I certify that the present document is a true copy of the original one.


                              ALEXANDRE BELDI NETTO
                              CHAIRMAN OF THE BOARD

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                     Tele Centro Oeste Cellular Holding Company


Date: June 26, 2001                  By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                         ---------------------------------------
                                         Name:  Mario Cesar Pereira de Araujo
                                         Title: President